FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 6, 2025

FINANCIAL RESULTS FOR THE THIRD QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), gross premiums written, net premiums written, combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release and in the company's Interim Report for the three and nine months ended September 30, 2025 for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $1,151.7 million ($52.04 net earnings per diluted share) in the third quarter of 2025 compared to net earnings of $1,030.8 million ($42.62 net earnings per diluted share) in the third quarter of 2024. Book value per basic share at September 30, 2025 was $1,203.65 compared to $1,059.60 at December 31, 2024 (an increase of 15.1% adjusted for the $15 per common share dividend paid in the first quarter of 2025).
"In the third quarter of 2025 we reported increased net earnings, reflecting higher adjusted operating income from our property and casualty insurance and reinsurance operations of $1,343.2 million (or operating income of $1,783.5 million including the benefit of discounting, net of a risk adjustment on claims), as a result of our continued strong core underwriting performance, increased interest and dividend income and favourable results from profit of associates. Our property and casualty insurance and reinsurance companies reported a consolidated combined ratio of 92.0% and consolidated underwriting profit of $540.3 million, on an undiscounted basis.
"Net gains on investments of $426.2 million in the quarter were principally comprised of net gains on common stocks of $524.6 million. As we have said in the past, we expect our common stock positions to perform well over the long term, but our net gains will fluctuate from quarter to quarter.

"We announced the agreement to sell our 80.0% interest in Eurolife's life insurance operations to Eurobank for approximately $940 million and concurrently will acquire a 45.0% equity interest in Eurobank's Cyprus-based property and casualty insurance company, ERB Asfalistiki, for approximately $68 million. We are very pleased to be able to maintain the focus of our insurance operations on property and casualty insurance and reinsurance, while still benefitting from the continued success of the Eurolife life insurance business through our ownership stake in Eurobank." said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2025	2024	2025	2024
	($ millions)
Gross premiums written	8,262.8	8,302.2	25,913.1	25,276.7
Net premiums written	6,623.8	6,485.0	20,724.0	19,684.4
Net insurance revenue	6,819.0	6,503.6	19,374.0	18,537.1

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	286.6	216.2	786.7	799.9
Global Insurers and Reinsurers	772.7	698.2	1,628.1	2,011.3
International Insurers and Reinsurers	190.1	125.5	453.9	319.5
Insurance service result	1,249.4	1,039.9	2,868.7	3,130.7
Other insurance operating expenses	(268.8)	(270.7)	(780.5)	(746.0)
Interest and dividends	586.3	544.2	1,682.2	1,591.8
Share of profit of associates	216.6	202.9	412.4	508.4
Operating income - Property and Casualty Insurance and Reinsurance	1,783.5	1,516.3	4,182.8	4,484.9
Operating income - Life insurance and Run-off	15.5	1.2	42.0	16.7
Operating income - Non-insurance companies	211.4	48.8	296.3	91.3
Net finance expense from insurance contracts and reinsurance contract assets held	(615.8)	(1,112.6)	(1,518.9)	(1,483.3)
Net gains on investments	426.2	1,287.3	2,434.3	1,470.4
Interest expense	(213.1)	(164.4)	(610.9)	(476.3)
Corporate overhead and other	(43.1)	(82.6)	(141.3)	(142.4)
Earnings before income taxes	1,564.6	1,494.0	4,684.3	3,961.3
Provision for income taxes	(318.9)	(374.5)	(883.7)	(1,016.3)
Net earnings	1,245.7	1,119.5	3,800.6	2,945.0

Attributable to:
Shareholders of Fairfax	1,151.7	1,030.8	3,534.1	2,722.7
Non-controlling interests	94.0	88.7	266.5	222.3
	1,245.7	1,119.5	3,800.6	2,945.0
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings.

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2025	2024	2025	2024
	($ millions)
Insurance service result	1,249.4	1,039.9	2,868.7	3,130.7
Other insurance operating expenses	(268.8)	(270.7)	(780.5)	(746.0)
Discounting of losses and ceded losses on claims recorded in the period	(429.4)	(391.3)	(1,251.7)	(1,267.9)
Changes in the risk adjustment and other	(10.9)	11.8	227.6	16.3
Underwriting profit	540.3	389.7	1,064.1	1,133.1
Interest and dividends	586.3	544.2	1,682.2	1,591.8
Share of profit of associates	216.6	202.9	412.4	508.4
Adjusted operating income	1,343.2	1,136.8	3,158.7	3,233.3

Net Earnings
Highlights for the third quarter of 2025 (with comparisons to the third quarter of 2024 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 2.1% to $6,555.5 million from $6,420.4 million, primarily reflecting increased retentions in U.S. casualty lines of business. Excluding the impact of Gulf Insurance, gross premiums written increased by 3.1%, reflecting continued growth in new business across reinsurance and casualty lines and modest rate increases in certain key segments.
•Underwriting profit of the company's property and casualty insurance and reinsurance operations increased to $540.3 million from $389.7 million in 2024, and the undiscounted combined ratio improved to 92.0% from 93.9% in 2024, primarily reflecting decreased current period catastrophe losses of $150.0 million (2024 - $434.5 million) and growth in business volumes, partially offset by a modest decrease in net favourable prior year reserve development to $111.2 million (2024 - $130.5 million).
•Adjusted operating income (which excludes the impact of discounting, net of a risk adjustment on claims) of the property and casualty insurance and reinsurance operations increased to $1,343.2 million from $1,136.8 million, principally reflecting stronger underwriting performance, increased interest and dividends and a modest increase in share of profit of associates.
•The consolidated statement of earnings included a net loss of $307.7 million (2024 – net benefit of $63.7 million) from the effects of changes in discount rates, which was comprised of a net loss on insurance contracts and reinsurance contract assets held of $263.4 million (2024 - net loss of $764.9 million), recorded in net finance expense from insurance contracts and reinsurance contracts held, and net losses on bonds of $44.3 million (2024 - net gains of $828.6 million).
•Consolidated interest and dividends increased from $609.9 million in 2024 to $655.4 million (comprised of interest and dividends of $586.3 million (2024 - $544.2 million) earned by the property and casualty insurance and reinsurance operations, with the remainder earned by life insurance and run-off, non-insurance companies and corporate and other). At September 30, 2025 the company's insurance and reinsurance companies held portfolio investments of $70.9 billion (excluding Fairfax India's portfolio of $2.1 billion), of which $11.8 billion was in cash and short term investments and $32.7 billion was in government and high quality corporate bonds, representing 16.7% and 46.1%, respectively, of those portfolio investments.
•Consolidated share of profit of associates of $305.0 million (2024 - $260.2 million) principally reflected share of profit of $140.7 million from Eurobank, $67.9 million from Poseidon and $38.8 million from EXCO.

•Net gains on investments of $426.2 million consisted of the following:

	Third quarter of 2025
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	23.9	500.7	524.6
Bonds	(14.4)	(29.9)	(44.3)
Other	(159.2)	105.1	(54.1)
	(149.7)	575.9	426.2

	First nine months of 2025
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	617.0	1,487.5	2,104.5
Bonds	(212.9)	631.8	418.9
Other	(421.8)	332.7	(89.1)
	(17.7)	2,452.0	2,434.3
Net gains on equity exposures of $524.6 million included net gains on common stocks of $547.8 million, partially offset by net losses of $60.6 million (net gains of $584.5 million in the first nine months of 2025) on the company's continued holdings of equity total return swaps on 1,760,355 Fairfax subordinate voting shares with an original notional amount of $664.0 million (Cdn$846.1 million) or $377.19 (Cdn$480.62) per share.
Net losses on bonds of $44.3 million principally reflected net losses on certain other government bonds, partially offset by net gains on U.S. treasuries as a result of a modest decline in interest rates during the quarter. The company's fixed income portfolio continues to be conservatively positioned with 71% of the fixed income portfolio invested in U.S. treasury and other government bonds and 18% in high quality corporate bonds, primarily short-dated.
Net losses on other of $54.1 million principally reflected unrealized losses of $68.8 million on the company's holdings of Digit compulsory convertible preferred shares.
•The non-insurance companies reported increased operating income of $211.4 million compared to $48.8 million in 2024 primarily reflecting the consolidation of Peak Achievement on December 20, 2024 and the acquisition of Sleep Country on October 1, 2024.
Other Key Financial Highlights
•At September 30, 2025 the holding company held $2.8 billion of cash and marketable securities and an additional $1.9 billion, at fair value, of investments in associates and consolidated non-insurance companies.
•At September 30, 2025 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries, which is not reflected in the company's book value per basic share, increased to $2.5 billion from $1.5 billion at December 31, 2024, primarily reflecting an increase in the market value of the company's investment in Eurobank.
•On September 30, 2025 the company redeemed all of its Series G and Series H preferred shares with an aggregate carrying value of $235.9 million for $179.7 million (Cdn$25.00 per share).
•On August 14, 2025 the company completed an aggregate offering of $507.5 million (Cdn$700.0 million) principal amount of unsecured senior notes, comprising $290.0 million (Cdn$400 million) of 4.45% unsecured senior notes due 2035 and $217.5 million (Cdn$300 million) of 5.10% unsecured senior notes due 2055. The company's total debt to total capital ratio, excluding non-insurance companies remains within the company's internal target, increasing to 26.5% at September 30, 2025 from 24.8% at December 31, 2024. The increase primarily reflected issuances of unsecured senior notes and redemptions of preferred shares, partially offset by increased common shareholders' equity (principally net earnings, and foreign currency translation gains of $338.0 million, in the first nine months of 2025, partially offset by the payment of common share dividends of $343.6 million and purchases of 541,794 subordinate voting shares for cancellation at an aggregate cost of $856.8 million).
•On August 13, 2025 the company acquired all of the units of the Keg Royalties Income Fund (“Keg Fund”) that it did not already own for purchase consideration of $150.1 million (Cdn$206.5 million) and subsequently completed a reorganization to amalgamate its wholly owned subsidiary, Keg Restaurants Ltd. with the Keg Fund, renaming the amalgamated entity Keg Restaurants Ltd. (“The Keg”). The company then partnered with LFG Growth Partners, led by Mr. Richard Jaffray, who is now Executive Chairman of The Keg. Mr. Jaffray was the co-founder and former President of Cactus Club Cafe.
•At September 30, 2025 there were 21,328,705 common shares effectively outstanding (December 31, 2024 - 21,668,466).
Subsequent to September 30, 2025
•On November 4, 2025 a consortium led by the Chairman and Chief Executive Officer of Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) and the company (collectively “the Consortium”) submitted a proposal to Kennedy Wilson to acquire all outstanding common shares of Kennedy Wilson not owned by the Consortium for $10.25 per share, payable in cash. The proposal represents a premium of approximately 38% as compared to Kennedy Wilson’s closing share price on the New York Stock Exchange on November 3, 2025. Members of the Consortium and their affiliates collectively own approximately 31% of Kennedy Wilson’s outstanding common shares on a fully diluted basis. The Board of Directors of Kennedy Wilson has formed a special committee to evaluate the terms and conditions of the proposal.
•On October 13, 2025 the company announced that it had entered into an agreement with Eurobank to sell the company's 80.0% equity interest in Eurolife's life insurance operations for cash consideration of approximately $940 million (€813 million), which is expected to result in an estimated pre-tax gain on closing of approximately $250 million. Concurrently, Fairfax will purchase a 45.0% equity interest in Eurobank’s Cyprus-based, non-life insurance company ERB Asfalistiki (“ERBA”) for cash consideration of approximately $68 million (€59 million), with an option to acquire the remainder of ERBA in the future. The proposed transactions are subject to entry into definitive agreements and customary closing conditions and are expected to close in the first quarter of 2026.
•Since September 30, 2025 the company has purchased 107,525 of its subordinate voting shares for cancellation at an aggregate cost of $178.4 million or $1,659.19 per share.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2025 results at 8:30 a.m. Eastern time on Friday November 7, 2025. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2143 (Canada or U.S.) or 1 (312) 470-0063 (International) with the passcode "FAIRFAX". A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 21, 2025. The replay may be accessed at 1 (800) 396-1242 (Canada or U.S.) or 1 (203) 369-3272 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at September 30, 2025 and December 31, 2024
(US$ millions except per share amounts)

	September 30, 2025	December 31, 2024
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $207.5; December 31, 2024 – $193.6)	2,788.5	2,502.7
Insurance contract receivables	919.2	780.4

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $904.6; December 31, 2024 – $1,240.7)	11,805.5	7,620.5
Bonds (cost $37,825.8; December 31, 2024 – $37,852.9)	38,049.6	37,390.3
Preferred stocks (cost $954.7; December 31, 2024 – $944.6)	2,481.0	2,365.0
Common stocks (cost $7,850.0; December 31, 2024 – $7,116.1)	9,125.4	7,464.2
Investments in associates (fair value $10,279.0; December 31, 2024 – $8,144.8)	8,316.1	7,153.3
Derivatives and other invested assets (cost $1,082.4; December 31, 2024 – $903.9)	1,342.9	1,159.7
Assets pledged for derivative obligations (cost $148.6; December 31, 2024 – $154.8)	150.8	150.8
Fairfax India cash, portfolio investments and associates (fair value $3,343.0; December 31, 2024 – $3,163.3)	2,052.5	1,916.6
	73,323.8	65,220.4

Reinsurance contract assets held	11,238.7	10,682.6
Deferred income tax assets	353.2	325.0
Goodwill and intangible assets	8,305.4	8,278.2
Other assets	9,423.7	8,988.0
Total assets	106,352.5	96,777.3

Liabilities
Accounts payable and accrued liabilities	5,959.4	6,078.3
Derivative obligations	392.8	356.9
Deferred income tax liabilities	2,025.8	1,714.0
Insurance contract payables	973.4	923.0
Insurance contract liabilities	52,748.5	47,602.2
Borrowings – holding company and insurance and reinsurance companies	10,512.0	8,858.2
Borrowings – non-insurance companies	3,330.5	2,895.5
Total liabilities	75,942.4	68,428.1

Equity
Common shareholders’ equity	25,672.4	22,959.8
Preferred stock	520.2	1,108.2
Shareholders’ equity attributable to shareholders of Fairfax	26,192.6	24,068.0
Non-controlling interests	4,217.5	4,281.2
Total equity	30,410.1	28,349.2
	106,352.5	96,777.3

Book value per basic share	$1,203.65	$1,059.60

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2025 and 2024
(US$ millions except per share amounts)

	Third quarter		First nine months
	2025	2024	2025	2024
Insurance
Insurance revenue	8,266.7	8,139.6	23,484.6	23,319.9
Insurance service expenses	(6,452.1)	(6,633.4)	(19,374.3)	(19,032.5)
Net insurance result	1,814.6	1,506.2	4,110.3	4,287.4
Cost of reinsurance	(1,447.7)	(1,636.0)	(4,110.6)	(4,782.8)
Recoveries of insurance service expenses	876.6	1,178.8	2,851.1	3,605.2
Net reinsurance result	(571.1)	(457.2)	(1,259.5)	(1,177.6)
Insurance service result	1,243.5	1,049.0	2,850.8	3,109.8
Other insurance operating expenses	(300.5)	(325.8)	(862.6)	(853.7)
Net finance expense from insurance contracts	(809.8)	(1,449.2)	(2,021.9)	(2,015.9)
Net finance income from reinsurance contract assets held	194.0	336.6	503.0	532.6
	327.2	(389.4)	469.3	772.8
Investment income
Interest and dividends	655.4	609.9	1,928.2	1,813.7
Share of profit of associates	305.0	260.2	564.3	609.3
Net gains on investments	426.2	1,287.3	2,434.3	1,470.4
	1,386.6	2,157.4	4,926.8	3,893.4
Other revenue and expenses
Non-insurance revenue	2,198.1	1,620.4	6,468.5	4,672.7
Non-insurance expenses	(2,003.5)	(1,582.4)	(6,212.3)	(4,567.3)
Interest expense	(213.1)	(164.4)	(610.9)	(476.3)
Corporate and other expenses	(130.7)	(147.6)	(357.1)	(334.0)
	(149.2)	(274.0)	(711.8)	(704.9)
Earnings before income taxes	1,564.6	1,494.0	4,684.3	3,961.3
Provision for income taxes	(318.9)	(374.5)	(883.7)	(1,016.3)
Net earnings	1,245.7	1,119.5	3,800.6	2,945.0

Attributable to:
Shareholders of Fairfax	1,151.7	1,030.8	3,534.1	2,722.7
Non-controlling interests	94.0	88.7	266.5	222.3
	1,245.7	1,119.5	3,800.6	2,945.0

Net earnings per share	$55.90	$46.04	$168.31	$119.24
Net earnings per diluted share	$52.04	$42.62	$156.31	$110.41
Cash dividends paid per share	$—	$—	$15.00	$15.00
Shares outstanding (000) (weighted average)	21,506	22,118	21,574	22,522

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2025 and 2024
(US$ millions)

	Third quarter		First nine months
	2025	2024	2025	2024

Net earnings	1,245.7	1,119.5	3,800.6	2,945.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(166.0)	166.2	240.2	(152.1)
Gains (losses) on hedge of net investment in Canadian subsidiaries	48.9	(22.9)	(68.6)	50.6
Losses on hedge of net investment in European operations	(0.8)	(33.0)	(104.0)	(8.5)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(34.0)	110.9	238.6	67.1
Other	(1.9)	(4.8)	(0.3)	(5.2)
	(153.8)	216.4	305.9	(48.1)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	12.4	—	12.4	—
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	0.6	(0.1)	1.7	0.2
	(140.8)	216.3	320.0	(47.9)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	22.6	(9.9)	26.5	27.3
Share of net gains (losses) on defined benefit plans of associates	2.4	0.2	0.5	(1.1)
Other	(9.1)	(1.2)	(9.1)	11.5
	15.9	(10.9)	17.9	37.7

Other comprehensive income (loss), net of income taxes	(124.9)	205.4	337.9	(10.2)
Comprehensive income	1,120.8	1,324.9	4,138.5	2,934.8

Attributable to:
Shareholders of Fairfax	1,073.7	1,225.2	3,906.0	2,730.9
Non-controlling interests	47.1	99.7	232.5	203.9
	1,120.8	1,324.9	4,138.5	2,934.8

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the third quarters and first nine months ended September 30, 2025 and 2024 were as follows:

Gross Premiums Written	Third quarter		First nine months		% change year-over-year
	2025	2024	2025	2024	Third quarter	First nine months
Northbridge	612.9	644.5	1,810.6	1,897.8	(4.9)%	(4.6)%
Crum & Forster	1,649.5	1,626.5	4,528.5	4,343.3	1.4%	4.3%
Zenith National	170.8	155.3	598.4	575.0	10.0%	4.1%
North American Insurers	2,433.2	2,426.3	6,937.5	6,816.1	0.3%	1.8%

Allied World	1,700.9	1,671.8	5,929.1	5,697.4	1.7%	4.1%
Odyssey Group	1,592.6	1,546.2	4,882.7	4,683.4	3.0%	4.3%
Brit(1)	720.2	692.8	2,403.6	2,248.2	4.0%	6.9%
Ki(1)	225.9	196.0	659.5	595.6	15.3%	10.7%
Global Insurers and Reinsurers	4,239.6	4,106.8	13,874.9	13,224.6	3.2%	4.9%

International Insurers and Reinsurers	1,507.0	1,704.8	4,842.0	5,046.8	(11.6)%	(4.1)%

Property and casualty insurance and reinsurance	8,179.8	8,237.9	25,654.4	25,087.5	(0.7)%	2.3%

Net Premiums Written	Third quarter		First nine months		% change year-over-year
	2025	2024	2025	2024	Third quarter	First nine months
Northbridge	519.0	541.2	1,589.5	1,673.8	(4.1)%	(5.0)%
Crum & Forster	1,311.0	1,254.1	3,538.9	3,289.6	4.5%	7.6%
Zenith National	180.0	159.8	625.0	582.9	12.6%	7.2%
North American Insurers	2,010.0	1,955.1	5,753.4	5,546.3	2.8%	3.7%

Allied World	1,104.1	1,127.9	4,241.2	4,119.8	(2.1)%	2.9%
Odyssey Group	1,535.2	1,512.8	4,633.3	4,434.8	1.5%	4.5%
Brit(1)	641.3	612.3	1,964.6	1,845.1	4.7%	6.5%
Ki(1)	218.6	190.6	599.8	524.0	14.7%	14.5%
Global Insurers and Reinsurers	3,499.2	3,443.6	11,438.9	10,923.7	1.6%	4.7%

International Insurers and Reinsurers	1,046.3	1,021.7	3,307.9	3,041.3	2.4%	8.8%

Property and casualty insurance and reinsurance	6,555.5	6,420.4	20,500.2	19,511.3	2.1%	5.1%

Combined Ratios	Undiscounted				Discounted
	Third quarter		First nine months		Third quarter		First nine months
	2025	2024	2025	2024	2025	2024	2025	2024
Northbridge	86.9%	94.0%	90.2%	91.2%	79.3%	87.5%	82.2%	82.4%
Crum & Forster	94.8%	95.7%	95.2%	95.8%	87.6%	89.8%	87.1%	87.0%
Zenith National	99.7%	96.6%	102.9%	98.2%	91.2%	88.3%	93.2%	88.2%
North American Insurers	93.0%	95.3%	94.6%	94.6%	85.7%	88.9%	86.4%	85.7%

Allied World	88.9%	88.5%	91.9%	91.0%	78.8%	79.0%	82.6%	79.2%
Odyssey Group	91.2%	93.8%	96.1%	93.2%	81.1%	81.8%	88.0%	81.9%
Brit(1)	92.1%	91.8%	93.9%	91.6%	72.8%	75.1%	81.6%	70.3%
Ki(1)	105.4%	103.3%	99.1%	94.8%	85.7%	85.4%	77.8%	81.2%
Global Insurers and Reinsurers	91.3%	92.0%	94.4%	92.2%	78.9%	79.8%	84.3%	79.0%

International Insurers and Reinsurers	92.4%	98.5%	94.8%	97.9%	82.7%	88.0%	85.3%	90.1%

Property and casualty insurance and reinsurance	92.0%	93.9%	94.5%	93.8%	81.5%	83.9%	85.1%	83.0%

(1)    On January 1, 2025 Ki completed the separation from its parent company Brit and is presented as a separate operating company within the Global Insurers and Reinsurers reporting segment. Accordingly, the 2024 comparative figures presented for Brit exclude the results of Ki.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Gross premiums written – An indicator of the volume of new business generated, it represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned.
Net premiums written – A measure of the new business volume and insurance risk that the company has chosen to retain from new business generated, it represents gross premiums written less amounts ceded to reinsurers.
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as net insurance service expenses expressed as a percentage of net insurance revenue. Net insurance service expenses is calculated as insurance service expenses less recoveries of insurance service expenses, and net insurance revenue is calculated as insurance revenue less cost of reinsurance, each as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2025 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	September 30, 2025			December 31, 2024
	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	13,842.5	3,330.5	10,512.0	11,753.7	2,895.5	8,858.2
Total equity	30,410.1	1,291.2	29,118.9	28,349.2	1,541.0	26,808.2
Total capital	44,252.6		39,630.9	40,102.9		35,666.4

Total debt to total capital ratio	31.3%		26.5%	29.3%		24.8%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group and Boat Rocker (deconsolidated on August 1, 2025).
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at September 30, 2025 were $9,174.0 and $7,418.7 (December 31, 2024 - $7,394.9 and $6,615.9), which are the fair values and carrying values included in the company's consolidated balance sheets as at September 30, 2025 and December 31, 2024. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's consolidated balance sheets as at September 30, 2025 and December 31, 2024.